                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*

                              Cascade Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.50 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  147195-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Code Hennessey & Simmons IV LP
                         Attention: Mr. Peter M. Gotsch
                       10 South Wacker Drive, Suite 3175
                            Chicago, Illinois 60606

                                with a copy to:
                             Barry L. Fischer, Esq.
                                Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 715-4028
                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 24, 2001
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 2 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      CHS Oregon Acquisition Corp.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 3 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Code Hennessey & Simmons IV LP
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 4 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      CHS Management IV LP
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 5 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Code Hennessey Simmons LLC
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      Delaware
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      OO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 6 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Andrew W. Code
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 7 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Daniel J. Hennessey
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 8 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Brian P. Simmons
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 9 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Peter M. Gotsch
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 10 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Tom J. Formolo
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

      CUSIP No. 147195-10-1            13D             Page 11 of 17 Pages
                -----------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

      Jon S. Vesely
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER:
     NUMBER OF

      SHARES              -0-
                   -----------------------------------------------------------
   BENEFICIALLY      8.   SHARED VOTING POWER:

     OWNED BY
                          -0-
       EACH        -----------------------------------------------------------
                     9.   SOLE DISPOSITIVE POWER:
    REPORTING

      PERSON              -0-
                   -----------------------------------------------------------
       WITH          10.  SHARED DISPOSITIVE POWER:

                          -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


      -0-
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      -0-
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      IN
------------------------------------------------------------------------------

Item 1.   Security and Issuer, is hereby amended and restated as follows:
          -------------------

          This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $0.50 par value (the "Common Stock") of Cascade Corporation, an Oregon corporation ("Issuer").

          The principal executive offices of Issuer are located at 2201 N.E. 201st Avenue, Fairview, Oregon 97024.

Item 2.   Identity and Background, is hereby amended and restated as follows:
          -----------------------

          Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Amendment No. 1 to Schedule 13D on behalf of CHS Oregon Acquisition Corp., a Delaware corporation ("Acquisition Corp."), Code Hennessey & Simmons IV LP, a Delaware limited partnership ("CHS IV"), CHS Management IV LP, a Delaware limited partnership ("CHS Management"), Code Hennessey & Simmons LLC, a Delaware limited liability company ("CHS LLC"), Andrew W. Code ("Mr. Code"), Daniel J. Hennessey ("Mr. Hennessey"), Brian P. Simmons ("Mr. Simmons"), Peter M. Gotsch ("Mr. Gotsch"), Tom J. Formolo ("Mr. Formolo") and Jon S. Vesely ("Mr. Vesely"). Acquisition Corp., CHS IV, CHS Management, CHS LLC, Mr. Code, Mr. Hennessey, Mr. Simmons, Mr. Gotsch, Mr. Formolo and Mr. Vesely are sometimes hereinafter referred to collectively as the "Reporting Persons."

          As described in Item 3 below, on July 5, 2000, Acquisition Corp. and CHS IV entered into a Letter of Understanding with certain members of management of the Issuer ("Management") and the Robert C. and Nani S. Warren Revocable Trust (the "Trust") whereby Acquisition Corp. secured the agreement of Management and the Trust to work exclusively with Acquisition Corp. and CHS IV to attempt to develop a proposal to acquire the Issuer. On August 24, 2001, Acquisition Corp. and CHS IV sent a letter to Management and the Trust confirming that the agreement described above had been terminated. A copy of the letter is attached hereto as Exhibit 3.

          The Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any securities. Pursuant to Rule 13d-1(k)(2) under the Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

          (a) - (c)

          Acquisition Corp.
          -----------------

          Acquisition Corp. is a Delaware corporation, the principal business of which is the intended acquisition of the Issuer (as described in Item 4 below). The principal business and office address of Acquisition Corp. is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to
Schedule 13D of the Act, certain information with respect to CHS IV, the sole stockholder of Acquisition Corp., is set forth below. Mr. Gotsch is the sole director and President of Acquisition Corp. Mr. Warren is the Chief Executive Officer of Acquisition Corp.

          CHS IV
          ------

          CHS IV is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS IV is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to CHS Management, the general partner of CHS IV, is set forth below.

          CHS Management
          --------------

          CHS Management is a Delaware limited partnership, the principal business of which is private equity investments. The principal business and office address of CHS Management is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to CHS LLC, the general partner of CHS Management, is set forth below.

          CHS LLC
          -------

          CHS LLC is a Delaware limited liability company, the principal business of which is private equity investments. The principal business and office address of CHS LLC is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the six partners of CHS LLC is set forth below.

          Mr. Code
          --------

          Mr. Code is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Hennessey
          ------------

          Mr. Hennessey is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Simmons
          -----------

          Mr. Simmons is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Gotsch
          ----------

          Mr. Gotsch is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Formolo
          -----------

          Mr. Formolo is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          Mr. Vesely
          ----------

          Mr. Vesely is a partner of CHS LLC. His principal business and office address is c/o CHS LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Acquisition Corp., CHS IV, CHS Management and CHS LLC are all Delaware entities. All of the Reporting Persons who are natural persons identified in this Item 2 are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration, is hereby amended
          -------------------------------------------------
by adding the following paragraph to the end of the item:

          On August 24, 2001, Acquisition Corp. and CHS IV sent a letter to Management and the Trust confirming that the agreement described above had been terminated. A copy of the letter is attached hereto as Exhibit 3.

Item 4.   Purpose of Transaction, is hereby amended as follows:
          ----------------------

          The Reporting Persons are no longer deemed to be the beneficial owners of any shares of Common Stock of the Issuer. See Item 3, above.

Item 5.   Interest in Securities of the Issuer, is hereby amended as follows:
          ------------------------------------

          The Reporting Persons are no longer deemed to be the beneficial owners of any shares of Common Stock of the Issuer. See Item 3, above.

          (a) The aggregate number of shares of Common Stock that the Reporting Persons may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is -0- which constitutes 0% of the outstanding shares of Common Stock.

          (b) The Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to -0- shares of Common Stock, which constitutes 0% of the outstanding shares of Common Stock.

          (c) Except as set forth in Item 3 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

          (d) None of the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 3.

          (e) The Reporting Persons ceased to be deemed the beneficial owners of more than five percent of the shares of Common Stock on August 24, 2001.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of the Issuer, is hereby amended as follows:
---------------------------

          Except as set forth in this Amendment No. 1 to Schedule 13D, and except for the Joint Filing Agreement dated August 24, 2001 among the Reporting Persons attached as Exhibit 1 to this Amendment No. 1 to Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.   Materials to be Filed as Exhibits, is hereby amended as follows:
          ---------------------------------

          Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

          Exhibit 2 Powers of Attorney are incorporated herein by reference to the Schedule 13D filed by the Reporting Persons on July 7, 2000.

          Exhibit 3      Letter dated August 24, 2001.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2001       CHS OREGON ACQUISITION CORP

                              By:    /s/ Peter M. Gotsch*
                                     --------------------
                              Name:  Peter M. Gotsch
                              Title: President

                              CODE HENNESSEY & SIMMONS IV LP

                              By:    CHS Management IV LP, its general partner

                                     By:    /s/ Peter M. Gotsch*
                                            --------------------
                                     Name:  Peter M. Gotsch
                                     Title: Partner

                              CHS MANAGEMENT IV LP

                              By:    Code Hennessey & Simmons LLC,
                                     its general partner

                                     By:    /s/ Peter M. Gotsch*
                                            --------------------
                                     Name:  Peter M. Gotsch
                                     Title: Partner

                              CODE HENNESSEY & SIMMONS LLC

                              By:    /s/ Peter M. Gotsch*
                                     --------------------
                              Name:  Peter M. Gotsch
                              Title: Partner

                              /s/ Andrew W. Code*
                              -------------------
                              Andrew W. Code

                              /s/ Daniel J. Hennessey*
                              -----------------------
                              Daniel J. Hennessey

                              /s/ Brian P. Simmons*
                              ---------------------
                              Brian P. Simmons

                              /s/ Peter M. Gotsch*
                              --------------------
                              Peter M. Gotsch

                              /s/ Tom J. Formolo*
                              -------------------
                              Tom J. Formolo

                              /s/ Jon S. Vesely*
                              ------------------
                              Jon S. Vesely

*By: /s/ Phillip Gordon
     ------------------
     Phillip Gordon
     Attorney-in-Fact